WE SIMPLIFY NETWORKS℠

Inet®

Inet Technologies Annual Report 2001

Signs of >Strength<

At Inet, our experienced drivers negotiated sharp curves in 2001. We followed the signs - responding with hard decisions, quick actions and a steady course.



Making the >Right Turn<

The telecommunications environment was challenging in 2001. The industry faced tough choices. Changing market conditions demanded caution, yet at the same time, quick decisions and rapid response. Demand decreased. Corporate and product strategies formulated just a short time before were suddenly out of date. At Inet, we saw the signs and took action.

In this year's annual report, you'll read about the adjustments we made to our strategy in 2001. Perhaps more importantly, you'll also read about what didn't change – our key priorities: taking care of our customers, growing our business and empowering our people. We've focused on these fundamentals since our founding in 1989. In the twists and turns of last year's market, they guided us well and continue to stand as signs of our undiminished strength.


Revenues
IN MILLIONS
$160
$140
$120
$100
$80
$60
$40
$20
0
99 00 01


Net Income
IN MILLIONS
$40
$35
$30
$25
$20
$15
$10
$5
0
99(1) 00 01

(1) Excludes gain from sale of wireless data assets in 1999.


Cash and Cash Equivalents
IN MILLIONS
$160
$140
$120
$100
$80
$60
$40
$20
0
99 00 01

Financial >Highlights<

(Dollars in thousands, except per share amounts)	2001	2000	1999
Operating Data			
Revenues	$107,015	$159,007	$109,983
Gross profit	63,416	117,799	78,228
Income (loss) from operations	(6,391)	51,238	34,752
Net income (2)	193	39,521	29,701
Earnings per share (2)			
Basic	$ 0.00	$ 0.86	$ 0.68
Diluted	$ 0.00	$ 0.84	$ 0.66
Balance Sheet Data			
Cash and cash equivalents	$154,889	$131,419	$127,903
Working capital	170,116	167,161	123,909
Total assets	211,528	226,207	169,917
Stockholders' equity	188,483	185,420	133,423

(2) Net income for 1999 includes an after-tax gain of $3.9 million from the sale of our wireless data assets in the third quarter of 1999. Excluding the gain, earnings per diluted share were $0.57.

Dear Fellow >Stockholders<

The telecommunications industry experienced a challenging year in 2001 – a year of negative growth, over-capacity and financial turbulence. At Inet, we took aggressive steps. In 2001, we reprioritized in response to the opportunities we saw in the market, refocused our strategy and realized a profit in spite of extremely difficult market conditions. Our strong balance sheet gave us both the flexibility and the capacity to continue investing in future product development.

Our net income in 2001, including restructuring charges totaling $2 million, was $193,000. Revenues for 2001 were $107 million, down from $159 million in the prior year. We ended the year with $155 million in cash and cash equivalents and no long-term debt. During the year we made a number of hard decisions – including discontinuing our softswitch development efforts and reducing the size of our workforce – to realize these results.

We believe that delivering positive earnings in 2001 was a substantial accomplishment. It reflects the dedication and efforts of our approximately 525 employees around the world. We're also encouraged by the positive feedback we've received from our customers on our refocused strategy and product development initiatives. Even though the environment is tougher, customer interest in our solutions remains high. These are signs of the underlying strength of our company.

Signs of Strength Our stated focus has always been to take care of our customers, grow our business over the long-term and empower our people. That focus has created a strong company with a unique character.

We're a small company with a big-company customer base – one that's both extensive and world-class. Our customers are the top telecommunications equipment manufacturers and carriers in the world – carriers that continually seek to maximize the value of their greatest investment, their networks. Even in tough times, carriers spend money on products that protect revenues, improve efficiencies and cut operating costs. Our customers understand that Inet solutions enhance the value of their networks and deliver real money to the bottom line – in good times and bad.

We're a company of entrepreneurs. Our people think fast. They know our customers and their markets. They're used to developing ideas – building up the ones that work and discarding those that don't. That agile, nimble approach allowed us to recognize and react quickly to the market slowdown early in 2001. And it's at work today to create the solutions our customers will need in the future.

We're a company built on product innovation. Our roots are in the technology. We compete against bigger companies – many of which have more sales and service people than we do. Our advantage is in our technology and our knowledge base. We consistently invest in research and development (R&D) to maintain this advantage.

Finally, we're a lean, fit organization. We have lowered our breakeven point. Our people are doing more with less. Today, we are stronger, leaner and more ready than ever to seize the opportunities of 2002 and beyond.

Our Future We are focusing on our fundamentals to strategically position our company for the future.

First, we will continue to focus on customers and create quantifiable value for them. In today's market, we believe the opportunity is greatest in the wireless communications area. With deregulated markets and intense competition for high-revenue customers, wireless carriers must deliver the highest quality of service at the lowest cost possible while maximizing revenues. Many of our solutions target the wireless market and we have already committed a significant R&D investment to create solutions that address future needs. In addition, we continue to focus on next-generation technologies, including Internet Protocol (IP). As carriers transition to new network technologies, we will be ready with next-generation solutions.

We will also maintain our low-cost approach to the business – controlling expenses even as we begin to grow again. Our lean cost structure gives us flexibility and freedom that is a real competitive advantage, regardless of the market environment.

Finally, and more than ever, we will empower our people to get the job done. With a can-do attitude, they met the challenges of 2001. That attitude propels us forward to a future that we believe remains very bright.

While we have closed the books on 2001, we carry with us the lessons of a very difficult year. In many ways, we are now a stronger company – one that is ready for both the challenges and opportunities that lie ahead.



Elie S. Akilian
President, CEO and co-founder

Samuel S. Simonian
Chairman and co-founder

Adapting to >Changing Market Conditions<

In uncertain times, certain truths emerge. That was the case for the telecommunications industry in 2001 and for Inet.

After riding a wave of euphoric expansion in the late 1990s, our industry last year faced a time of austerity and uncertainty. Carriers of all sizes and shapes were forced to review the fundamentals of their business – to spend money only on what was necessary and to discard what was superfluous. The result? Carriers continue to spend on products that maximize their current network investment, increase revenues, improve efficiencies and reduce operating costs – products that deliver quantifiable value to their bottom line. And that means solutions from Inet.

Our first diagnostics solution, Spectra™, was introduced in 1990 and is currently in its tenth generation release. Our network intelligence solution, the GeoProbe™, used for monitoring and surveillance of Signaling System #7 (SS7) networks, came in 1995. In late 1999 through early 2001, we introduced a suite of business intelligence solutions called IT:seven™. These solutions enable carriers to protect or generate revenues and reduce expenses by giving them the information they need. Information to better manage their network operations – including the points of interconnection with other networks – as well as information to optimize their overall business performance.

All of our solutions simplify networks. Our success in the marketplace can be attributed to the basic fact that our solutions deliver concrete value by enabling carriers to:

- maximize revenues through better interconnect management and more accurate billing;
- minimize costs by reducing network downtime, improving network security and centralizing operations; and
- retain high-revenue customers by measuring and maintaining better Quality of Service (QoS).

At Inet, our single-minded focus on the fundamentals of our business has enabled us to deliver solutions that carriers consider necessities. And as a result, we've weathered all kinds of challenges such as facing larger and more established competitors, surviving periods when funding was limited and managing through uncertain market conditions like the ones we faced in 2001.

Since our company was founded in 1989, we have maintained a clear focus on three priorities, in good times and bad. Even in uncertain times, this much is certain. At Inet, we will continue to focus on our priorities – taking care of our customers, growing our business and empowering our people – in 2002 and beyond.

Market conditions were decidedly treacherous in 2001. With quick decisions and ready actions, Inet delivered a profitable year.



>Customer Traffic< All Lanes

Our solutions deliver concrete value to our customers – value that can improve bottom-line results – regardless of the technology involved or the type of equipment in place. Our solutions take large quantities of raw data from a network and turn it into information carriers can use to optimize their bottom-line performance. That's what we offer. In tough times especially, it's all about demonstrating payback – demonstrating in dollars and cents the value that customers will realize from deploying solutions like Spectra, GeoProbe and IT:seven.

And our customers recognize the value. Over the past three years, Deutsche Telekom, Europe's largest telecom carrier, has expanded its use of the GeoProbe. It now provides critical performance data and network security intelligence for 100 percent of the carrier's interconnection traffic.

mmO$_2$, formerly BTCellnet and one of the United Kingdom's leading mobile phone operators, employs both network intelligence and business intelligence solutions from Inet. Where's the value? With GeoProbe Mobile™ and our IT:seven GeoCare™, GeoConnect™, and GeoRoam™ applications, mmO$_2$ is now better able to measure network activity and service quality. They can use that information to reduce subscriber churn and protect or even increase revenues.

Last year, a number of carriers in the Asia/Pacific region selected our GeoProbe or GeoProbe Mobile applications to protect their revenues and deliver consistent service quality to their subscribers. Clearly, the value of our solutions translates well into all situations – regardless of the underlying network technology or equipment. We can handle all kinds of traffic – whether a call is made on a wired line or wireless, from at home or on the go, within one network or across many.

We focus on serving our customers throughout the lifecycle of their networks and services. Our applications work with all types of technologies and equipment from all vendors. That makes it easy for our customers to grow and evolve with the Inet solutions they already have in place. Once again, our customers recognize the value. More than two-thirds of our business comes from existing customers.

Even as we focus on delivering value in today's telecommunications market, we are also looking to the future. We're pursuing new technologies and developing new products with a great deal of agility and flexibility – moving forward only when our customers and our market knowledge indicate that the timing is right.

Taking care of our customers – it's a priority that speaks volumes. It tells us we must deliver concrete value to our customers today. We must help our customers stay competitive. We must be able to handle virtually every technology. And we must be ready with the right solutions, the right technologies at the right time.

Inet can handle the traffic. We merge all kinds of data – from multiple sources and virtually any technology – into a stream of information our customers can use.



>Growth Ahead<

In some years, companies grow and in other years, they set the stage for growth. In 2000, Inet experienced yet another year of record growth. Last year, we set the stage for future growth. Here's how.

In 2001, we significantly reduced our costs and ultimately, lowered our breakeven point in response to the changing market conditions. We made the difficult decision to reduce our workforce last year. And we went beyond that and made cuts in discretionary spending across all areas of our business. Going forward, our new cost structure gives us added flexibility – enabling us to respond more quickly and more effectively when market conditions improve.

We protected and enhanced our technology advantage in 2001. While some of our competitors are larger than we are, with a broader sales and service reach, our competitive advantage has always been in our technology. One example of this technology advantage is the high-capacity, purpose-specific hardware platform at the heart of our GeoProbe system. Designed specifically for large network environments, our platform has enormous power that can process data and deliver information in real time – while transactions and calls are in progress. It offers virtually unlimited scalability – a big advantage in most network applications.

To constantly enhance our technology advantage, we make R&D spending a priority. It remained a priority in 2001 even as market conditions deteriorated. Last year, we spent $39.3 million on R&D, up from $34.0 million in 2000 and $21.8 million in 1999. Our spending is focused on enhancing our current network intelligence, business intelligence and diagnostics solutions, developing new products and applications for our customers and keeping in step with new technologies and industry standards. The focus is on products and customers because we view products as the engines for our growth and customers as the fuel.

We continue to focus many of our R&D resources on opportunities in the wireless markets. And while the planned deployment of packet technologies like IP has been slower than expected, we know that over time carrier spending for new networks will increase. We're maintaining a focus on next-generation technologies so that we'll be ready when deployment accelerates. We constantly assess customer interest in both new wireless technologies and next-generation solutions and calibrate our product development efforts to be in step with the market.

And therein lies the key. Customer interest. Customers – their needs and their understanding of the future – are the key to profitable, sustainable growth. At Inet, that's one reason we focus relentlessly on knowing and taking care of our customers. It is our fuel for growth.

Inet is ready for growth. Whether it's here today or right around the corner, we're constantly making strategic investments in our customers, our people and our technologies.



>Empowered People< Zone

Our sales cycle is long – historically ranging from six to 12 months for our network intelligence and business intelligence solutions and up to three months for large sales of our diagnostics solutions. Some might view such an extensive sales effort as a chore. We see it as an opportunity. For up to 12 months during a sales cycle, our talented employees talk and listen to people at all levels of a customer's organization. That's where opportunities are created – opportunities to sell an application to our customers today and also to identify the applications our customers will need in the future.

Take the wireless market as an example. There are hundreds of wireless service providers in the world and that means a single call often crosses multiple carriers' networks. Lots of interconnection points. When our people talked to our wireless customers, we heard about the challenges they face in managing an intricate network with many interconnection points.

- QoS breaks down and a subscriber can end up dissatisfied with his wireless provider even though the fault lies with the provider's interconnection partners.
- Revenues can be lost if interconnect minutes aren't accurately tracked and billed.
- Advanced data services are more difficult to develop and offer without an economical means of billing interconnect partners for transporting such services.

Our people listened to the customer, defined the need and then developed, refined and adjusted our solutions to be in tune with current market conditions. In 2001, we introduced GeoRoam – a new application in our IT:seven business intelligence suite. GeoRoam ensures QoS for roaming traffic. It protects and maximizes revenues by monitoring traffic for both visiting roamers and a carrier's own subscribers roaming into other networks. We also introduced Destination Quality Verifier™ – a new application of IT:seven GeoConnect. Destination Quality Verifier monitors inbound and outbound traffic, aggregated by interconnect carrier and call destination, enabling our customers to better manage QoS, interconnect billing and carrier relations.

Our people always listen. They are nimble and unafraid to take a new approach when the market changes. They innovate. Our people educate our customers on what is possible and then use our customers' input to refine and polish our solutions.

Watch for Inet people.
They're always on the move. They observe no speed limits and are in step with customer needs and changing market conditions.


NO
SPEED
LIMIT

>Corporate Information<

Corporate Office

1500 North Greenville Avenue
Richardson, Texas USA 75081
469-330-4000

Stock Listing

Our common stock trades publicly on the Nasdaq Stock Market under the symbol "INTI." The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on the Nasdaq Stock Market.

Price Range	High	Low
2001		
Fourth Quarter	$11.17	$5.20
Third Quarter	9.77	5.00
Second Quarter	11.70	4.94
First Quarter	49.88	4.50
2000		
Fourth Quarter	$44.00	$17.50
Third Quarter	65.25	27.38
Second Quarter	59.50	36.63
First Quarter	74.38	37.50

We have never paid cash dividends on our common stock and do not intend to do so in the foreseeable future. As of March 15, 2002, there were approximately 127 stockholders of record.

Investor Relations

Security analysts, investment professionals and stockholders with inquiries about the Company should contact Kelly Love, CFA, Director of Investor Relations at 469-330-4408.

Internet Site

Inet's Web site (www.inet.com) provides financial and stockholder information, corporate information and employment opportunities. Investor information may be obtained or requested via the investor relations section of our Web site.

Annual Meeting of Stockholders

The Annual Meeting of the Stockholders of Inet Technologies, Inc. will be held on May 13, 2002. A notice of the meeting, together with a proxy card and a proxy statement, will be mailed to stockholders in April 2002.

Independent Auditors

Ernst & Young LLP
Dallas, Texas

Corporate Counsel

Brobeck Phleger & Harrison LLP
Austin, Texas

Transfer Agent and Registrar

Mellon Investor Services, L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660
800-635-9270
www.melloninvestor.com

Officers and Directors

Executive Officers

Elie S. Akilian
President and Chief Executive Officer

William H. Mina
Senior Vice President, Administration and Legal Affairs

Pierce E. Brockman
Senior Vice President and Chief Technology Officer

Luis J. Pajares
Senior Vice President, Sales and Marketing

Jeffrey A. Kupp
Vice President and Chief Financial Officer

Mark H. Kleinman
Vice President, General Counsel and Secretary

Board of Directors

Samuel S. Simonian*
Chairman of the Board

Elie S. Akilian*
President and Chief Executive Officer
Inet Technologies, Inc.

Mark A. Weinzierl*
President and Chief Executive Officer
Enfora, Inc.

William H. Mina
Senior Vice President, Administration and Legal Affairs
Inet Technologies, Inc.

James R. Adams
Retired Chairman of the Board
Texas Instruments

Grant A. Dove
Managing Partner
Technology Strategies & Alliances

Dr. George H. Heilmeier
Chairman Emeritus
Telcordia Technologies, Inc.

*Inet co-founders

We Simplify Networks.[SM]

Thank you to our employees worldwide for rising to the challenges of 2001 with your usual can-do spirit. You continue to make Inet Technologies a premier solutions provider to the telecommunications industry – and an exciting place to come to work every day.

Inet.

Inet Technologies, Inc.

1500 North Greenville Avenue

Richardson, Texas USA 75081

Telephone 469-330-4000 ◦ Fax 469-330-4001

www.inet.com